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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ----------------
                       Echelon International Corporation
                           (Name of Subject Company)

                             EIN Acquisition Corp.
                       (Name of Filing Person--Offeror)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   278747100
                     (CUSIP Number of Class of Securities)

                                  James Haber
                                   President
                             EIN Acquisition Corp.
                                ETA Holding LLC
                         950 Third Avenue, 23rd Floor
                           New York, New York 10022
                           Telephone: (212) 688-2700
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             Stuart Bressman, Esq.
                             Robert M. Unger, Esq.
                 Brown Raysman Millstein Felder & Steiner LLP
                             120 West 45th Street
                           New York, New York 10036
                           Telephone: (212) 944-1515

                           CALCULATION OF FILING FEE

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
           Transaction Valuation*                         Amount of Filing Fee
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
     $245,965,452                                              $49,193.09
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
 * Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $34.00 cash per share, 6,719,938 shares outstanding and 514,340 shares reserved for issuance upon the exercise of outstanding stock options as of December 31, 1999.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:
    Form or Registration No:
    Filing Party:
    Date Filed:
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [_]going-private transaction subject to Rule 13e-3.
    [_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Tender Offer Statement on Schedule TO relates to the offer by EIN Acquisition Corp., a Florida corporation ("Purchaser") and a wholly-owned subsidiary of ETA Holding LLC, a Delaware limited liability company ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Echelon International Corporation, a Florida corporation (the "Company") and the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $34.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(ii).

Item 1. Summary Term Sheet.

  The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

  (a) Name and address. The name of the subject company is Echelon International Corporation. The Company's executive offices are located at 450 Carillon Parkway, Suite 200, St. Petersburg, Florida, 33716, telephone (727) 803-8200.

  (b) Securities. The exact title of the class of equity securities being sought in the Offer is common stock, par value $.01 per share, of the Company, of which 6,946,523 shares were issued, 6,719,938 shares were outstanding, 6,121 shares were canceled, 220,464 shares were held in treasury and 514,340 shares were reserved for issuance upon the exercise of outstanding stock options as of December 31, 1999. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

  (c) Trading market and price. The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

  (d) Dividends. The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

  (e) Prior public offerings. Neither Purchaser nor Parent has made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A promulgated thereunder.

  (f) Prior stock purchases. Neither Purchaser nor Parent has purchased any subject securities during the past two years.

Item 3. Identity and Background of Filing Person.

  (a) Name and address. This Tender Offer Statement is filed by Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

  (b) Business and background of entities. The information set forth in
Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

  (c) Business and background of natural persons.

    (1) and (2). The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (3) and (4). During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on
  Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

    (5). Country of citizenship. All of the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

  (d) Tender Offer. Purchaser hereby offers to purchase all of the outstanding shares of Common Stock of the Company and the associated Rights at a purchase price of $34.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. The principal offices of the manager of Parent and the principal offices of Purchaser are located at 950 Third Avenue, New York, New York 10022, (212) 688-2700.

Item 4. Terms of the Transaction.

  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (a) Transactions. During the past two years, there have been no transactions that would be required to be disclosed under this Item 5 (a) between any of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

  (b) Significant Corporate Events. The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase and in Exhibit (a)(1)(i) of this Schedule TO is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase and in Exhibit (a)(1)(i) of this Schedule TO, there have been no contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 (b) between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  (c), (d) and (e). Not Applicable.

Item 6. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a) Purpose. The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (b) Use of Securities Acquired. Not applicable.

  (c) Plans.

    (1) and (2). The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (3). The information set forth in Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (4) and (5). The information set forth in Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (6) and (7). The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, New York Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

    (8), (9) and (10). Not applicable.

  (d) Subject Company Negotiations. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

  The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

  (a) and (b). The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed or to be Compensated.

  The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

  Not applicable.

Item 11. Additional Information.

  (a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

 (a) (1)(i)   Offer to Purchase dated January 28, 2000.
 (a) (1)(ii)  Letter of Transmittal.
 (a) (1)(iii) Notice of Guaranteed Delivery.
 (a) (1)(iv)  Letter from the Dealer Manager to Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.
 (a) (1)(v)   Letter to clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees.
 (a) (1)(vi)  Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
 (a) (1)(vii) Summary Advertisement as published on January 28, 2000.

 (a) (1)(viii) Press Release dated January 22, 2000.
 (b)(1)        Credit Agreement dated as of January 21, 2000 among EIN
               Acquisition Corp., Utrecht-America Finance Co., as Initial
               Lender, and Cooperatieve Centrale Raiffeisen-Boerenleenbank
               B.A., "Rabobank Nederland," New York Branch, as Agent (the
               "Credit Agreement").
 (b)(2)        Security Agreement dated as of January 21, 2000 made by EIN
               Acquisition Corp. in favor of Cooperatieve Centrale Raiffeisen-
               Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as
               Agent for the lenders party to the Credit Agreement.
 (c)           Not applicable.
 (d)(1) Agreement and Plan of Merger, dated as of January 21, 2000, by and among Echelon International Corporation, EIN Acquisition
               Corp. and ETA Holding LLC.
 (d)(2) Purchase and Sale Agreement, dated as of January 21, 2000, by and among Echelon International Corporation and certain of its subsidiaries, collectively, as seller, and Echelon Residential
               LLC, as buyer.
 (d)(3) Subscription Agreement, dated as of January 21, 2000, by and among Echelon International Corporation and certain of its subsidiaries, collectively, as transferor, and Heller Affordable
               Housing of Florida, Inc., as issuer.
 (d)(4)        Lease Agreement, dated as of January 21, 2000, between Heller
               Affordable Housing of Florida, Inc., as Lessor, and Echelon
               Commercial LLC, as Lessee.
 (d)(5)        Omnibus Agreement, dated January 21, 2000, between EIN
               Acquisition Corp. and Heller Financial, Inc.
 (d)(6) Purchase Agreement, dated as of January 13, 2000, by and between Echelon International Corporation and Echelon Affordable
               Housing, Inc., collectively, as sellers, and Heller Affordable
               Housing, Inc., as purchaser.
 (e)           Not applicable.
 (f)           Not applicable.
 (g)           None.
 (h)           None.

Item 13. Information Required by Schedule 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ETA Holding LLC

                                          By: ETA Holding Corp., its Manager

                                                     /s/ James Haber
                                          By: _________________________________
                                                       James Haber
                                                        President

                                          EIN Acquisition Corp.

                                                     /s/ James Haber
                                          By: _________________________________
                                                       James Haber
                                                        President

Date: January 28, 2000

                                 EXHIBIT INDEX

    Exhibit                                                                 Page
      No.                              Description                           No.
    -------                            -----------                          ----
  (a)(1)(i)    Offer to Purchase dated January 28, 2000..................
  (a)(1)(ii)   Letter of Transmittal.....................................
  (a)(1)(iii)  Notice of Guaranteed Delivery.............................
  (a)(1)(iv)   Letter from the Dealer Manager to Brokers, Dealers,
               Commercial Banks,
               Trust Companies and Nominees..............................
  (a)(1)(v)    Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust
               Companies and Nominees....................................
  (a)(1)(vi)   Guidelines for Certification of Taxpayer Identification
               Number on
               Substitute Form W-9.......................................
  (a)(1)(vii)  Summary Advertisement as published on January 28, 2000....
  (a)(1)(viii) Press Release dated January 22, 2000......................
  (b)(1)       Credit Agreement dated as of January 21, 2000 among EIN
               Acquisition
               Corp., Utrecht-America Finance Co., as Initial Lender, and
               Cooperatieve
               Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank
               Nederland," New York
               Branch, as Agent (the "Credit Agreement").................
  (b)(2)       Security Agreement dated as of January 21, 2000 made by
               EIN Acquisition Corp.
               in favor of Cooperatieve Centrale Raiffeisen-
               Boerenleenbank B.A.,
               "Rabobank Nederland," New York Branch, as Agent for the
               lenders party to
               the Credit Agreement......................................
  (d)(1)       Agreement and Plan of Merger, dated as of January 21,
               2000, by and among
               ETA Holding LLC, EIN Acquisition Corp. and Echelon
               International Corporation.................................
  (d)(2)       Purchase and Sale Agreement, dated January 21, 2000, by
               and among Echelon International Corporation and certain of its subsidiaries, collectively, as seller,
               and Echelon Residential LLC, as buyer.....................
  (d)(3)       Subscription Agreement, dated as of January 21, 2000, by
               and among Echelon International Corporation and certain of its subsidiaries, collectively, as transferor
               and Heller Affordable Housing of Florida, Inc., as
               issuer....................................................
  (d)(4)       Lease Agreement, dated as of January 21, 2000, between
               Heller Affordable
               Housing of Florida, Inc., as Lessor, and Echelon
               Commercial LLC, as Lessee.................................
  (d)(5)       Omnibus Agreement, dated January 21, 2000, between EIN
               Acquisition Corp.
               and Heller Financial, Inc.................................
  (d)(6)       Purchase Agreement, dated as of January 13, 2000, by and
               between Echelon International Corporation and Echelon
               Affordable Housing, Inc., collectively, as sellers and
               Heller Affordable Housing, Inc., as purchaser.............